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(212) 318-6932
jeffreypellegrino@paulhastings.com

June 11, 2007	32367.00033

VIA EDGAR AND BY COURIER

Mr. Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	FairPoint Communications, Inc. Registration Statement on Form S-4 (File No. 333-141825)

Ladies and Gentlemen:

        On behalf of FairPoint Communications, Inc., a Delaware corporation (the "Registrant"), we are submitting three copies of the Registrant's response to the Staff's comments conveyed in its comment letter, dated June 5, 2007.

        This letter is submitted along with three copies of Amendment No. 2 to the Registrant's Registration Statement (the "Registration Statement") on Form S-4 (File No. 333-141825) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 54,185,794 shares of common stock, par value $.01 per share (the "Common Stock"), to be issued by the Registrant in connection with the Registrant's merger with Northern New England Spinco Inc. All three copies of Amendment No. 2 to the Registration Statement ("Amendment No. 2") have been marked to show changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on May 25, 2007. Amendment No. 2 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Registrant's responses set forth the Staff's comments together with the Registrant's responses. Unless otherwise specified, all page number references in the attached responses are to the internal page numbers of Amendment No. 2.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6932.

Sincerely,

/s/  JEFFREY J. PELLEGRINO

Jeffrey J. Pellegrino
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Derek B. Swanson
Robert Littlepage
Kenya Wright Gumbs
Shirley J. Linn, Esq., Executive Vice President and General Counsel, FairPoint Communications, Inc.
Steven J. Slutzky, Esq.

Enclosures

FairPoint Communications, Inc.
Registration Statement on Form S-4

Memorandum of FairPoint Communications, Inc.'s (the "Registrant")
Responses to Comments of the Staff of the Securities and Exchange
Commission (the "Staff") Conveyed in a Letter Dated June 5, 2007

The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Summary, page 10

1.
We have considered your response to our prior comment 3. However, we continue to believe that the fees paid and payable to each of Lehman Brothers, Morgan Stanley, and Deutsche Bank Securities in connection with advising FairPoint's board of directors and in connection with providing financing commitments are material and should be disclosed up front, in the summary section.

The Registrant has complied with the Staff's comment by including disclosure under the captions "Summary—The Merger" on page 12 of Amendment No. 2, "Summary—New Credit Facility" on page 14 of Amendment No. 2, "Background of the Merger" on page 54 of Amendment No. 2 and "New Credit Facility" on page 129 of Amendment No. 2.

The Transactions, page 48

Background of the Merger, page 52

2.
The board, in deliberating whether to approve a series of transactions resulting in a merger between FairPoint Communications and Spinco, met with each of Lehman Brothers and Morgan Stanley on numerous dates, engaged both of those entities as financial advisors, and received advice from both financial advisors at various stages of the negotiations with Verizon. In light of the nature of the board's consultations with Lehman Brothers and Morgan Stanley, it appears that each financial advisor provided reports, opinions, or appraisals materially relating to the transaction. Therefore, as requested in our prior comment 19, please provide all disclosure about these presentations required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

The Registrant acknowledges the Staff's comment and supplementally advises the Staff that representatives of Lehman Brothers Inc. ("Lehman Brothers") or Morgan Stanley & Co. Incorporated ("Morgan Stanley") were not present at board meetings at which the proposed transaction was discussed. In addition, the Registrant does not believe that any of the analyses and valuations prepared by Lehman Brothers or Morgan Stanley is a "report, opinion or appraisal materially relating to the transaction." As the Registrant indicated in its response to the Staff's prior comment 19, the only "report, opinion or appraisal materially relating to the transaction" is the fairness opinion provided by Deutsche Bank Securities Inc. ("Deutsche Bank Securities") which is described in, and attached as an annex to, the proxy statement/prospectus included in the Registration Statement and the accompanying presentation which was supplementally provided to the Staff. The analyses and valuation materials prepared by Lehman Brothers and Morgan Stanley were provided by Lehman Brothers and Morgan Stanley to the Registrant's management to assist management in evaluating and negotiating the transaction, and certain of these analyses and valuation materials were presented to the Registrant's board of directors by management. However, the Registrant has included additional disclosure under the caption "Background of the Merger" beginning on page 52 of Amendment No. 2 in order to provide more information about the financial advisory services provided by each of Lehman Brothers and Morgan Stanley in connection with the proposed transaction.

3.
After reading your response to our prior comment 20, we have the following additional comments:

•
Revise the discussion underneath the heading "Background of the Merger" to disclose (as discussed in your response to our comment) that FairPoint began seeking financing commitments in early December 2006, and that bids were solicited from third-parties that included Morgan Stanley and Lehman Brothers;

Since the filing of Amendment No. 1 to the Registration Statement, the Registrant has confirmed that it did not begin soliciting formal bids for committed financing until early January 2007. The Registrant's management did, however, have discussions with Lehman Brothers and Morgan Stanley in early December 2006 about possible financing structures for the proposed merger, principally for financial analysis, valuation and modeling purposes. In connection with these discussions, Lehman Brothers and Morgan Stanley each submitted unsolicited proposals to the Registrant to provide committed financing for the proposed merger. In early January 2007, the Registrant's management decided to pursue committed financing for the proposed merger in order to mitigate the market risk associated with financing the proposed merger. The formal process of soliciting bids began in early January 2007 and involved Lehman Brothers, Morgan Stanley, Bank of America, N.A. and Merrill Lynch Capital Corporation. The Registrant has complied with the Staff's comment by including disclosure to this effect under the caption "Background of the Merger" beginning on page 52 of Amendment No. 2.

  •
  Tell us, with a view towards further disclosure, whether you had discussed the possibility of entering into any form of financing with Lehman Brothers or Morgan Stanley prior to soliciting bids from third-parties, and if so, disclose the date(s) when you discussed possible financing, and clarify the terms of the financing commitments that were discussed;

As disclosed in the response to the first bullet above, the Registrant's management met with Lehman Brothers and Morgan Stanley in early December 2006 to discuss possible financing structures for the proposed merger. In connection with these discussions, Lehman Brothers and Morgan Stanley each submitted unsolicited proposals to the Registrant to provide committed financing for the proposed merger. The Registrant began formally soliciting bids from third parties, including Lehman Brothers and Morgan Stanley, for committed financing for the proposed merger in early January 2007 after Verizon consented to permit these discussions, which would otherwise have been prohibited by its non-disclosure agreement with the Registrant. The Registrant has included disclosure to this effect under the caption "Background of the Merger" beginning on page 52 of Amendment No. 2.

  •
  As requested in our prior comment 20, quantify and disclose the fees payable to the commitment parties and the limits on FairPoint's agreement to indemnify Lehman Brothers, Morgan Stanley, and the commitment parties against certain liabilities;

The Registrant has complied with the Staff's comment by including disclosure under the captions "Summary—New Credit Facility" on page 14 of Amendment No. 2 and "New Credit Facility" beginning on page 129 of Amendment No. 2.

  •
  With a view towards further disclosure, tell us how many third-parties entered bids to provide financing for the transactions, and clarify whether the third-parties were provided information about the companies (FairPoint, Verizon, and Spinco) and the transactions that was substantially similar to the information to which each of Lehman Brothers and Morgan Stanley had access prior to the solicitation of bids.

The Registrant supplementally advises the Staff that it received financing bids from four financial institutions (Lehman Brothers, Morgan Stanley, Bank of America, N.A. and Merrill Lynch Capital Corporation), each of whom received the same package of information about FairPoint, Spinco and the proposed transaction and the same access to the Registrant's management.

4.
We have read your revisions made in response to our prior comment 21, and continue to believe that further revisions are needed to elucidate the parties' negotiation of key terms of the transaction. For instance, revise to clarify when each of each of the material terms of the transactions (such as the spin-off, the change in control of FairPoint, the debt/equity ratio, etc.) were first discussed, and to identify the party that proposed the terms. Clarify the business purpose of the sale of FairPoint's limited partnership interest in Orange-County Poughkeepsie to Verizon. Provide more specifics about the matters discussed at each of the meetings of FairPoint's board of directors and management (for example, what "certain issues" were discussed in a November 16, 2006 meeting between FairPoint's management and Morgan Stanley).

The Registrant has complied with the Staff's comment by including additional disclosure under the caption "Background of the Merger" beginning on page 52 of Amendment No. 2.

5.
It appears that the Deutsche Bank engagement letter is missing sections 4 through 8 of the agreement. Please provide us with a full copy of the Deutsche Bank engagement letter, as we requested in our prior comment 23.

The Registrant advises the Staff that the missing sections were inadvertently omitted and that Deutsche Bank Securities is supplementally providing to the Staff under separate cover an additional copy of the complete engagement letter between the Registrant and Deutsche Bank Securities.

The Merger Agreement page 79

6.
It appears that receipt of a solvency report is a material condition to completion of the merger, and therefore, is required to be disclosed under Item 4(b) of Form S-4 and filed as an exhibit in a post-effective amendment prior to closing. As requested in our prior comment 31, please file the consent of the third-party valuation firm(s) and confirm, in your response letter, that the opinion(s) will be filed as exhibits to the registration statement in a post-effective amendment at closing.

The Registrant acknowledges the Staff's comment and hereby agrees to file the solvency opinion and the consent of the investment banking firm rendering such opinion as exhibits to the Registration Statement by means of a post-effective amendment. The Registrant has complied with the Staff's comment by revising the exhibit index to indicate that the solvency opinion and related consent will be filed by means of a post-effective amendment.

Management's Discussion and Analysis Financial Condition and Results of Operations, page 116

Summary of Contractual Obligations, page 145

7.
We note your response to our prior comment 42 and refer you to the pro forma contractual obligations table provided on page 145, which we note is similar to the revised pro forma table provided on page 193. The discussion provided above the table on page 145 implies that the table excludes obligations that appear to have been provided in the tables on page 145 and 193. Please revise your disclosure as appropriate.

The Registrant has complied with the Staff's comment by correcting the disclosure preceding the pro forma contractual obligations table under the caption "Summary of Contractual Obligations" on page 162 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 188

Statement of Operations, page 191

8.
We note your response to our prior comment 41. Please disclose the specific expenses that FairPoint presented as costs of services and sales that you have reclassified as selling, general and administrative expenses, and explain why this presentation is appropriate.

The Registrant has complied with the Staff's comment by revising the unaudited pro forma condensed combined financial information beginning on page 200 of Amendment No. 2.

9.
It is unclear to us how your pro forma adjustments to pension and OPEB expense, described in footnote (p), are appropriate under Article 11 of Regulation S-X. Please advise us and clarify your disclosures. Note that it would be inappropriate for you to remove from your pro forma income statements operating costs or nonrecurring items included in your historical income statements based upon management projections of expense reductions or anticipated future costs savings that are not directly affected by the transaction. In your response explain to us the nature and purpose of the "actuarial study of employees" and tell us why a portion of the pension and OPEB expense will not be transferred to Spinco.

The Registrant acknowledges the Staff's comment and advises the Staff that, in accordance with the terms of the various agreements that govern this transaction, current Verizon employees who will continue as employees of the combined company after the transaction closes are to be provided benefits comparable to those that they were entitled to under the Verizon plans. Also, in accordance with the terms of the agreements, Verizon will cause an agreed upon amount of assets to be transferred from the Verizon plans to the Registrant's plans in order to help fund such benefits at agreed levels. The pro forma adjustments represent those necessary to revise the charges included in the historical financial information to reflect amounts that represent the appropriate charges for only those employees who Verizon reasonably expects will continue as employees of the combined company after the transaction closes. This adjustment is necessary for a number of reasons, including that charges included in the historical income statements of the Northern New England business (1) include amounts related to obligations to be retained by Verizon in respect of employees and retirees, and (2) are based on different levels of assets than those that are being transferred to Spinco in accordance with the terms of the agreements. The Registrant supplementally advises the Staff that the pro forma financial information included in Amendment No. 2 does not reflect adjustments for the Registrant's management's projection of expense reductions or anticipated future cost savings. The Registrant has revised Note (p) on page 208 of Amendment No. 2 to clarify the foregoing.

10.
Please disclose in your pro forma debt footnote the interest rate on each of your borrowings and indicate if the rate will be fixed or variable.

The Registrant has complied with the Staff's comment by including the requested disclosure in Note (j) on page 206 of Amendment No. 2.

11.
Please give pro forma effect to FairPoint's sale of its 7.5% interest in Orange County-Poughkeepsie in April 2007 or explain to us why it is not necessary to do so.

The Registrant acknowledges the Staff's comment and respectfully advises the Staff that the pro forma financial statements included in the Registration Statement give effect to FairPoint's sale of its interest in the Orange County-Poughkeepsie Limited Partnership in April 2007. The Registrant refers the Staff to footnote (2) in Note (m) to the pro forma balance sheet and Note (t) to the pro forma statement of operations on pages 207 and 208, respectively, of Amendment No. 2.

Certain Projected Financial Information Provided to FairPoint's Financial Advisor, page 194

12.
We believe it is more appropriate to locate this discussion and the accompanying projections next to your discussion of Deutsche Bank Securities' fairness opinion (page 60), instead of immediately following the Unaudited Pro Forma Condensed Combined Financial Information. Therefore, please relocate the "Certain Projected Financial Information..." section to "The Transactions" section of the Form S-4.

The Registrant has complied with the Staff's comment by moving "Material Projected Financial Information Provided to FairPoint's Financial Advisor" to appear in the section entitled "The Transactions" beginning on page 72 of Amendment No. 2.

13.
Revise the heading of this section to replace the word "certain" with "material."

The Registrant has complied with the Staff's comment by revising the section heading on page 72 of Amendment No. 2 and related cross references throughout Amendment No. 2.

14.
We note the statement at the top of page 194 and 195 that stockholders "should not rely on" these financial projections as a predictor of future operating results or otherwise. Please remove this exculpatory language.

The Registrant has complied with the Staff's comment by deleting the relevant language.

Verizon's Maine, New Hampshire & Vermont Operations, page F-57

Notes to Combined Financial Statements, page F-75

1.     Description of Business and Summary of Significant Accounting Policies, page F-75

15.
We note your response to our prior comment 47 and your disclosure on page 119 where you discuss stock based compensation charges recognized by the company in connection with employee stock options, stock units and non-vested stock. Per page 68, the terms of options, PSUs and RSUs outstanding at the time of the merger will change, subject to certain criteria, potentially resulting in additional merger will change, subject to certain criteria, potentially resulting in additional compensation expense. Please clarify how compensation expense associated with these adjustments will be accounted for by Spinco at the time of the spin-off and merger and what obligation will exist for Spinco with regard to these instruments subsequent to the spin-off and merger, if any.

Verizon has informed the Registrant that consistent with Verizon's existing practice, stock options, PSUs and RSUs held by employees who continue as employees of the combined company after the transaction closes will be treated and accounted for the same as those held by employees who are involuntarily separated from Verizon. In certain cases, involuntary separation can result in accelerated vesting of benefits or other changes that have historically resulted in accounting charges. In Spinco's case, any such charges are expected to be minimal, retained by Verizon and not assumed by Spinco or the Registrant.

6.     Employee Benefits, page F-84

16.
We note your response to our prior comment 44. The extent of your obligations from your defined benefit plans that will continue after the merger remains unclear. As previously requested, please revise your disclosure to clearly identify the pool of employees for which a defined benefit pension or other postretirement benefit plan will remain active subsequent to the merger. Additionally, clarify the effect, if any, of the curtailment of Verizon's management pension and postretirement plans on the excess plan which provided benefits for participants with earnings in excess of IRS qualified earnings limits.

As discussed with Mr. Littlepage and Ms. Gumbs on June 6, 2007, Verizon has advised the Registrant that Spinco does not have its own benefit plans. The employees who are expected to continue as employees of the combined company after the transaction closes currently participate in Verizon plans that provide benefits to a large number of Verizon employees and retirees. Most of the employees and retirees participating in the Verizon plans have no affiliation with Spinco. As a result, calculation of meaningful historical disclosures specific to the employees who are expected to continue as employees of the combined company after the transaction closes is not possible. All of the existing Verizon plans will continue to exist after the spin-off of Spinco and its merger with the Registrant. Verizon has advised the Registrant that the curtailment of the Verizon management retirement and post retirement plans did not have a significant impact on the Verizon excess pension plan that provides benefits in excess of the IRS qualified earnings limits in the case of Spinco because very few employees who are expected to continue as employees of the combined company after the transaction closes participate in this plan.

17.
We note your response to our prior comment 45. However it remains unclear to us, notwithstanding the structure of Verizon's benefit plans precluding separate determination of certain disclosures, why you are unable to provide more disclosures, such as narrative disclosures required by SFAS 132R and SFAS 158. Please provide all disclosures required by SFAS 132R as well as SFAS 158 or specifically explain why you are unable to provide each required disclosure. If the structure of the plan(s) does not provide for the separate determination of certain disclosures, please disclose an allocated amount and explain the method used in calculating the allocation, or explain why you believe such amount would not have value to investors.

The Registrant refers the Staff to the response to comment 16 above and respectfully submits that, for the reasons discussed in that response, it believes that no additional disclosure is necessary to address the Staff's comment.

18.
Refer to the table on page F-85 where you provide a value for "employee benefit obligations". Please clarify whether this value represents the accumulated or the projected benefit obligation.

The Registrant acknowledges the Staff's comment and advises the Staff that Verizon has advised the Registrant that the amount in question does not represent the accumulated or projected benefit obligation. It represents the obligation that has accumulated over time as the result of Verizon's practice of allocating actuarially determined benefit expenses to its subsidiary companies and the cumulative net benefit expense that has been charged to Spinco by Verizon less amounts paid, if any.

QuickLinks

FairPoint Communications, Inc. Registration Statement on Form S-4
Memorandum of FairPoint Communications, Inc.'s (the "Registrant") Responses to Comments of the Staff of the Securities and Exchange Commission (the "Staff") Conveyed in a Letter Dated June 5, 2007